UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LUND INTERNATIONAL HOLDINGS, INC.
           ----------------------------------------------------------------
                                   (Name of Issuer)

                        COMMON STOCK, $.10 par value per share
           ----------------------------------------------------------------
                            (Title of Class of Securities)

                                     550 368 104
                            ------------------------------
                                    (CUSIP Number)

                                     Ira Kleinman
                                  LIH Holdings, LLC
                              c/o Harvest Partners, Inc.
                                   767 Third Avenue
                              New York, New York  10017
                                    (212) 838-7776
           ---------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With Copies To:

                                 Leonard Gubar, Esq.
                                  Reid & Priest LLP
                                 40 West 57th Street
                              New York, New York  10019
                                    (212) 603-2000

                                  September 9, 1997
                       ----------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If  the  filing  person  has  previously  filed  a  statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                                  Page 1 of __pages
                               Exhibit Index on page __

                                     SCHEDULE 13D

          -------------------------
           CUSIP No. 550 368 104
                     -----------
          -------------------------

          ----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LIH Holdings, LLC
               EIN: 13-3961151
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                 (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                    [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER

          NUMBER OF           1,686,893
          SHARES         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
          EACH                1,686,893
          REPORTING      --------------------------------------------------
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                              1,686,893
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,686,893
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,686,893
          -----------------------------------------------------------------
          12   CHECK BOX  IF  THE AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
               CERTAIN SHARES*                                         [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.4%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          -----------------------------------------------------------------

                                     SCHEDULE 13D

          -------------------------
           CUSIP No. 550 368 104
                     -----------
          -------------------------

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LIH Investors, L.P.
               EIN:
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                 (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                    [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER

          NUMBER OF           1,686,893
          SHARES         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
          EACH                1,686,893
          REPORTING      --------------------------------------------------
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                              1,686,893
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,686,893
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,686,893
          -----------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                         [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.4%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               PN
          -----------------------------------------------------------------

                                     SCHEDULE 13D

          -------------------------
           CUSIP No. 550 368 104
                     -----------
          -------------------------

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LIH Management, L.P.
               EIN:
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                 (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                    [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER

          NUMBER OF           1,686,893
          SHARES         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
          EACH                1,686,893
          REPORTING      --------------------------------------------------
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                              1,686,893
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,686,893
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,686,893
          -----------------------------------------------------------------
          12   CHECK  BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
               CERTAIN SHARES*                                       [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.4%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               PN
          -----------------------------------------------------------------

                                      SCHEDULE 13D

          -------------------------
           CUSIP No. 550 368 104
                     -----------
          -------------------------

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LIH, Incorporated
               EIN:
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                 (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                    [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER

          NUMBER OF           1,686,893
          SHARES         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
          EACH                1,686,893
          REPORTING      --------------------------------------------------
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                              1,686,893
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,686,893
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,686,893
          -----------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                         [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.4%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          -----------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER

               The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, $.10 par value per share ("Common Stock"), of Lund International Holdings, Inc., a Delaware corporation ("Company"). The principal executive offices of the Company are located at 911 Lund Boulevard, Anoka, Minnesota 55303.

          ITEM 2.   IDENTITY AND BACKGROUND

               (a)  This  Statement is being filed  by LIH Holdings, LLC, a
          Delaware limited liability company ("LIH Holdings"). LIH Holdings recently was organized for the purpose of acquiring shares of Common Stock of the Company pursuant to the Stock Purchase Agreement (as defined in Item 3) and has not engaged in any business other than in connection with the acquisition of shares of Common Stock. This Statement also is being filed by LIH Investors, L.P., a Delaware limited partnership ("LIH Investors"), LIH Management, L.P., a Delaware limited partnership ("LIH Management"), and LIH, Incorporated, a Delaware corporation ("LIH, Inc."). LIH Investors is an investment partnership that owns a majority of the membership interests of LIH Holdings. LIH Management serves as the general partner of LIH Investors and LIH, Inc. serves as the general partner of LIH Management. As such, LIH Investors, LIH Management and LIH, Inc. each may be deemed to control, directly or indirectly, LIH Holdings and to beneficially own the shares of Common Stock being reported on this Statement by LIH Holdings.

               (b) The address of the principal offices of each of LIH Holdings, LIH Investors, LIH Management and LIH, Inc. is c/o Harvest Partners, Inc. ("Harvest"), 767 Third Avenue, 7th Floor, New York, New York 10017.

               (c)  Attached  as Exhibit A are the names of the managers of
          LIH Holdings, their business addresses and principal occupations. Attached as Exhibit B are the names of the general partners of LIH Investors, their business addresses and occupations (where applicable).
          Attached as Exhibit C are the names of the general partners of LIH Management, their business addresses and occupations (where applicable). Attached as Exhibit D are the names of the officers and directors of LIH, Inc., their business addresses and occupations (where applicable).

               (d) During the last five years, neither LIH Holdings nor any person listed on Exhibit A has been convicted in a criminal proceeding. During the last five years neither LIH Investors nor any person listed on Exhibit B been convicted in a criminal proceeding. During the last five years, neither LIH Management nor any person listed on Exhibit C has been convicted in a criminal proceeding. During the last five years neither LIH, Inc. nor any person listed on Exhibit D been convicted in a criminal proceeding.

               (e) During the last five years, neither LIH Holdings nor any person listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither LIH Investors nor any person listed on Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither LIH Management nor any person listed on Exhibit C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither LIH, Inc. nor any person listed on Exhibit D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               LIH Holdings entered into a Stock Purchase Agreement dated September 9, 1997 ("Stock Purchase Agreement") with Allan Lund ("Lund"), the Lund Family Limited Partnership (the "Lund Family Partnership"), Lois and Allan Lund Family Foundation (the "Lund Family Foundation" and together with Lund, the Lund Family Partnership and the Lund Family Foundation the "Lund Sellers"), and certain other sellers (the "Lund Family Members" and together with the Lund Sellers, collectively the "Sellers"), pursuant to which LIH Holdings purchased a total of 1,686,893 shares (the "Shares") of the Company's Common Stock from the Sellers for a purchase price of $11.50 per share, or an aggregate purchase price of $19,399,270, payable in cash upon closing. The Stock Purchase Agreement also provides that the Lund Sellers will receive additional consideration based upon the occurrence of certain events. A description of the Stock Purchase Agreement (including a description of the circumstances under which the additional consideration is payable) is set forth in Item 6 of this Statement. LIH Holdings obtained the funds to pay the portion of the purchase price of the Shares payable in cash upon closing from its working capital.

          ITEM 4.   PURPOSE OF TRANSACTION

               LIH Holdings acquired the shares of Common Stock in order to obtain a substantial equity position in the Company. In connection with its purchase of the Shares pursuant to the Stock Purchase Agreement, LIH Holdings entered into the Governance Agreement dated September 9, 1997 ("Governance Agreement") with the Company that contains terms with respect to the acquisition and voting of shares of Common Stock by LIH Holdings and the right of LIH Holdings to nominate members of the Company's Board of Directors. The Company entered into the Governance Agreement as a condition to the approval by the Board of Directors of the Company of the acquisition of the Shares by LIH Holdings for purposes of Section 203 of the Delaware General Corporation Law.

               Pursuant to the Governance Agreement, LIH Holdings agreed that until the third anniversary of the Closing Date ("Standstill Termination Date") it will not, and will not permit its affiliates and associates (as such terms are defined under
          Section 203 of the Delaware General Corporation Law) to, beneficially own (as determined pursuant to Section 13d-3 of the Securities Exchange Act of 1934, as amended) voting securities of the Company in excess of 1,933,346 shares of Common Stock (as adjusted for stock dividends, splits, recombinations and the like) (the "Permitted Shares") except for (i) the acquisition of voting securities from the Company which has been approved by the vote of a majority of the Company's Independent Directors, as defined; and (ii) the acquisition of voting securities pursuant to a tender or exchange offer made by LIH Holdings for all voting securities not owned by it after a third party (other than the Company) has made a bona fide tender or exchange offer to purchase 50% or more of the Company's voting securities. In addition, until the Standstill Termination Date, LIH Holdings will not (i) initiate, propose, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to influence any person with respect to the voting of, any voting securities, or become a "participant" in a "solicitation" or "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, as in effect on the date of the Governance Agreement), in any election contest with respect to the election or removal of the Independent Directors proposed in accordance with the Governance Agreement; or (ii) other than as contemplated by Section 1.01(a) of the Governance Agreement, solicit, offer or propose to any person any form of merger with the Company, any tender or exchange offer for securities of the Company, or any sale or liquidation of the Company's assets.

               Pursuant to the Governance Agreement, the Company and LIH Holdings have agreed that the Board of Directors will consist of seven directors, including (i) two directors designated by LIH Holdings, (ii) a third director to be proposed by LIH Holdings who must be independent of and otherwise unaffiliated with LIH Holdings and its affiliates and associates (an "Independent Director") and approved by the Company's other Independent Directors, (iii) two other Independent Directors who will be initially proposed by Independent Directors serving on the Board of Directors prior to the closing of the Stock Purchase Agreement (and thereafter by a committee (the "Independent Director Nominating Committee") comprised of Independent
          Directors other than the Independent Director proposed by LIH Holdings); (iv) an Independent Director to be initially proposed by the Independent Directors on the existing Board of Directors and thereafter by the Independent Director Nominating Committee, subject to approval by LIH Holdings, and (v) the Company's Chief Executive Officer. At any time when LIH Holdings owns less than 50% of the shares of Common Stock it purchased on the Closing Date, LIH Holdings will have the right to designate only one director. The Governance Agreement provides that until the Standstill Termination Date, LIH Holdings will vote its securities of the Company for the election of Independent Directors proposed by the Independent Director Nominating Committee.

               Until the first to occur of (i) the Standstill Termination Date, (ii) the number of shares of Common Stock beneficially owned by LIH Holdings or any of its affiliates or associates is less than 50% of the Permitted Shares, or (iii) the voting power in the general election of directors of all voting securities then beneficially owned by LIH Holdings or its affiliates or associates decreasing to less than 5% or less of the total combined voting power in the general election of directors of all voting securities then outstanding, the Company may not take identified corporate actions without the affirmative vote of a majority of the Company's Board of Directors, which majority includes at least one director designated by LIH Holdings. These actions are: (i) any amendment to the Certificate of
          Incorporation or By-Laws of the Company; (ii) any reclassification, combination, split, subdivision, redemption, purchase or other acquisition, directly or indirectly, of any debt or equity security of the Company or any subsidiary; (iii) any sale, lease, transfer or other disposition (other than in the ordinary course of business and other than to the Company or another wholly-owned subsidiary), in one or more related transactions, of the assets of the Company or any subsidiary the book value of which assets exceeds 2% of consolidated assets of the Company and its subsidiaries; (iv) any merger, consolidation, liquidation or dissolution of the Company or any subsidiary, other than with or into the Company or another wholly-owned subsidiary; (v) any acquisition of any other business; (vi) any investment by the Company or any subsidiary in or loans, advances or extensions of credit by the Company or any subsidiary to, any Person (other than (a) the Company or a subsidiary, (b) short-term investments in the ordinary course of business, or (c) loans, or advances to customers, officers, employees and suppliers in the ordinary course of business (collectively the "Excepted Investments and Loans")), which together with all such other investments, loans and advances at the time owned by the Company and its subsidiaries (exclusive of the Excepted Investments and Loans) would exceed an amount equal to 2% of consolidated assets; (vii) any acquisition by the Company or any subsidiary of assets, other than investment or loan assets, not in the ordinary course of business; (viii) the issuance or sale of any capital stock of the Company or any subsidiary, other than
          (a) issuance of capital stock of the Company authorized for issuance pursuant to stock plans or agreements in effect at the date of the Governance Agreement, and (b) the issuance of shares of capital stock of the Company or any subsidiary, in one or more related transactions, the amount of which does not exceed at the date of issuance or sale of such shares (or the date of issuance or grant of any related right to acquire such shares) in excess of 2% of the outstanding shares of capital stock of such class;
          (ix) any declaration or payment of any dividend or distribution with respect to shares of the Company's capital stock; (x) any incurrence, assumption or issuance by the Company or its subsidiaries of any indebtedness for money borrowed, not in the ordinary course of business, if, immediately after giving effect thereto and the application of proceeds therefrom, the aggregate amount of such indebtedness of the Company and its subsidiaries would exceed $5,000,000 and (xi) establishment of, or continued existence of, any committee of the Board of Directors with the power to approve any of the foregoing.

               The Governance Agreement also provides that the Company may not take any action with respect to a Stockholder Interested Transaction (as defined below) unless such transaction has been approved by a majority of the Independent Directors. A Stockholder Interested Transaction is defined to mean any transaction with the Company and LIH Holdings, its affiliates or associates, or relating to the Governance Agreement, including without limitation, any amendment, modification or waiver of the Governance Agreement.

               In connection with the Stock Purchase Agreement and the Governance Agreement, Harvest entered into the Services Agreement dated September 9, 1997 (the "Services Agreement") with the Company. Pursuant to the Services Agreement, Harvest will provide the following services to the Company: (i) assisting the Company with respect to financial and business matters, as the Company's financial advisor, (ii) recommending and assisting the Company in implementing a general strategy in connection with the Company's accomplishing its business plan and anticipated growth;
          (iii) assisting   the   Company   to  structure   and   negotiate
          acquisitions and  dispositions of  assets and/or  business units;
          (iv) if necessary, locating equity partners and structuring the terms of any equity investments, (v) communicating with Company lenders and stockholders, including, assisting in the coordination of investor relation services, (vi) structuring and negotiating refinancings and other lending or borrowing transactions relating to the Company and (vii) providing such other investment, advisory and related financial services as Harvest or the Company, from time to time, shall deem necessary or appropriate. Under the Services Agreement, Harvest also will provide to the Company the financial and/or management expertise of the two directors ("Harvest Directors") that LIH Holdings appoints to the Company's Board of Directors pursuant to the Governance Agreement. The Harvest Directors will provide guidance, counsel and managerial assistance to the Company.

               The Services Agreement terminates upon the earlier of (i) the date immediately preceding the third anniversary of the date of the agreement, (ii) the date on which the agreement is terminated for cause as provided in Section 7 of the Services Agreement, or (iii) the date that the number of shares of Common Stock owned by LIH Holdings, its affiliates and associates (as such terms are defined under Section 203 of the Delaware
          Corporation Law) decreases to less than 50% of the Permitted Shares (as defined in the Governance Agreement).

               The Services  Agreement provides  that the Company  will pay
          fees to Harvest as follows:   (i) $150,000 for the first  year of
          the term of the Services Agreement; (ii) $250,000 for the second year of the term of the Services Agreement; and (iii) $400,000 for the third year of the term of the Services Agreement; provided that the Company's quarterly earnings before interest,
          --------
          taxes, depreciation and amortization ("EBITDA") are not less than
          (x) $1,000,000 per fiscal quarter during the first year of the term of the Services Agreement; (y) $1,375,000 per fiscal quarter during the second year of the term of the Services Agreement; and (z) $1,750,000 per fiscal quarter during the third year of the term of the Services Agreement. Payment of the fee will be suspended for any fiscal quarter that the relevant quarterly
          EBITDA  target  (plus   the  cumulative amount, if any, of EBITDA
          Excess, as defined, for the quarters preceding the quarter EBITDA
          did not meet Target) is not  met.   All  such suspended  payments
          will cumulate  and  be   payable at  such time as, for subsequent
          quarters, the cumulative amount  of the  EBITDA Excess  equals or
          exceeds the  cumulative   amount  of  the EBITDA  Deficiency,  as
          defined.  Provided prior approval of a majority of the Independent
          Directors  of  the   Company  is  obtained, the  Company may  pay
          Harvest  negotiated   amounts  in  excess of  the fees  described
          above to the extent Harvest provides the Company with investment banking, advisory or other services in connection with any
          extraordinary  transaction effected by  the  Company,   including
          any merger, business combination, recapitalization or significant asset acquisition or disposition.

               The foregoing descriptions of the Governance Agreement and the Services Agreement are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits hereto.

               Subject to the terms and provisions of the Governance Agreement, LIH Holdings, LIH Investors, LIH Management and LIH, Inc. reserve the right to acquire, as they deem appropriate, additional shares of Common Stock through open market and privately negotiated transactions, by tender offer or otherwise, and to seek control of the Company. LIH Holdings also reserves the right to dispose of some or all of its shares of Common Stock in the open market or in privately negotiated transactions to third paries or otherwise.

               LIH Holdings anticipates that, from time to time, it, directly, through directors that it designates for election to the Board or through affiliates or associates, including Harvest, may identify to the Company businesses to be considered for acquisition by the Company that are related or complementary to the Company's current lines of businesses. In that connection, LIH Holdings also may propose, propose to arrange, or identify to the Company sources of equity or debt financings.

               Other than as set forth herein and in the Services Agreement and Governance Agreement, neither LIH Holdings, LIH Investors, LIH Management nor LIH Inc. has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this Statement.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) LIH Holdings beneficially owns 1,686,893 shares of Common Stock, representing approximately 38.4% of the issued and outstanding shares of Common Stock. The percentage ownership of LIH Holdings in the Company's Company Stock is based on 4,393,970 issued and outstanding shares of the Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Securities and Exchange Commission (the "Commission"). The executive officers and managers of LIH Holdings do not beneficially own any shares of Common Stock. Since LIH Investors, LIH Management and LIH, Inc. may be deemed to control, directly or indirectly, LIH Holdings, each of LIH Investors, LIH Management and LIH, Inc. may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Act of 1934, as amended (the "1934 Act"), to beneficially own the Shares held by LIH Holdings.

               (b) LIH Holdings has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares. Since each of LIH Investors, LIH Management and LIH, Inc. may be deemed to control, directly or indirectly, LIH Holdings, each of LIH Investors, LIH Management and LIH, Inc. may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Shares.

               (c) Except as set forth in Item 3 and pursuant to the Stock Purchase Agreement, there have been no transactions in shares of Common Stock during the past sixty days by LIH Holdings, LIH Investors, LIH Management or LIH, Inc. or any person or entity listed on Exhibits A, B, C and D to this Statement.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares, owned by LIH Holdings except LIH Holdings.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,      UNDERSTANDINGS     OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Stock Purchase Agreement provides for the purchase of 1,686,893 shares of Common Stock for $11.50 per share plus the payment of Additional Consolidation (as defined in the Stock Purchase Agreement) in certain events to the Lund Sellers. The Additional Consideration is payable upon the happening of certain events ("Triggering Events") occurring within ten years of the closing date ("Closing Date") under the Stock Purchase Agreement. The Triggering Events are: (i) the sale of all or substantially all of the assets or capital stock of the Company; (ii) the sale by LIH Holdings of 90% or more of the total number shares of Common Stock purchased under the Stock Purchase Agreement (either in a single transaction or, if in more than one transaction, the first such transaction that results in the sale of more than 90% of such shares); and (iii) a merger, consolidation or other business combination involving the Company, other than a merger or consolidation of the Company in which all or substantially all of the stockholders continue as stockholders of the surviving entity. Additional Consideration generally is limited to 30% of LIH Holdings' Actual Realized Gain (as defined in the Stock Purchase Agreement) upon its sale of Shares pursuant to the Triggering Event. If a Triggering Event is not consummated by the fourth anniversary of the Closing Date, then the Lund Sellers have the option on such date and thereafter on each anniversary of the Closing Date until the tenth anniversary of the Closing Date, to require LIH Holdings to pay to the Lund Sellers as Additional Consideration an amount equal to 30% of the LIH Holdings' Hypothetical Gain (as defined in the Stock Purchase Agreement) unless a Triggering Event has been consummated. In any event, the Additional Consideration payable by LIH Holdings is limited to $6,268,005. The Stock Purchase Agreement contains representations and warranties of the Sellers, including with respect to their ownership of the Shares and other matters. The Stock Purchase Agreement also contains indemnification by each Seller of the Purchaser.

               The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed an exhibit hereto.

               In connection with the Stock Purchase Agreement, the Company and LIH Holdings entered into the Governance Agreement and the Company and Harvest entered into the Services Agreement. The Governance Agreement and the Services Agreement are described in
          Item 4 of this Statement.

               Except as otherwise disclosed in this Statement, neither LIH Holdings, LIH Investors, LIH Management nor LIH, Inc. nor, to the best of their knowledge, any persons listed on Exhibits A, B, C and D hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

               Other than the Stock Purchase Agreement, the Governance Agreement and the Services Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               The following materials are filed as Exhibits to this Statement.

               A. Information with respect to officers and directors of LIH Holdings, LLC.

               B.   Information with respect to Partners of LIH  Investors,
                    L.P.

               C.   Information with respect to Partners of LIH Management,
                    L.P.

               D. Information with respect to officers and directors of LIH, Incorporated.

               E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.

               F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.

               G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Date:  September 9, 1997           LIH Holdings, LLC

                                             By
                                                ---------------------------
                                                Name:
                                                Title:


          Date:  September 9, 1997           LIH Investors, L.P.

                                             By:  LIH Management, L.P., its
                                                  General Partner

                                             By:  LIH Incorporated, its
                                                  General Partner

                                                  By
                                                    -----------------------
                                                    Name:
                                                    Title:


          Date:  September 9, 1997           LIH Management, L.P.

                                             By:  LIH, Incorporated, its
                                                  General Partner

                                                  By

                                                    -----------------------
                                                    Name:
                                                    Title:


          Date:  September 9, 1997           LIH, Incorporated


                                             By
                                                ---------------------------
                                                 Name:
                                                 Title:

				EXHIBIT INDEX
				--------------

               A. Information with respect to officers and directors of LIH Holdings, LLC.

               B.   Information with respect to Partners of LIH  Investors,
                    L.P.

               C.   Information with respect to Partners of LIH Management,
                    L.P.

               D. Information with respect to officers and directors of LIH, Incorporated.

               E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.

               F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.

               G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.